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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                       KAUFMAN AND BROAD HOME CORPORATION
                       ----------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                  48 61 68 107
                                 (CUSIP Number)


                                  Kimberly King
                    Corporate Secretary and Corporate Counsel
                       Kaufman and Broad Home Corporation
                              10990 Wilshire Blvd.
                              Los Angeles, CA 90024
                                  310-231-4000
            --------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


             (Date of event which requires filing of this statement)
                                November 16, 1999

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement: [ ]


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1.       Name of Reporting Person

         Wachovia Bank, N.A, Trustee for the Kaufman and Broad Home Corporation Grantor Stock Trust

         S.S. or I.R.S. Identification Number of Above Person:  56-6550684
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2.       Check the Appropriate Box if a Member of a Group                (a) [ ]

         Not Applicable                                                  (b) [ ]
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3.       SEC Use Only

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4.       Source of Funds   SC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
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6.       Citizenship or Place of Organization:  Delaware
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Number of Shares Beneficially Owned by Each Reporting Person With

7.       Sole Voting Power:  0

8.       Shared Voting Power: 2,721,600*

9.       Sole Dispositive Power:  0

10.      Shared Dispositive Power: 2,721,600*
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11.      Aggregate Amount Beneficially Owned by Each Reporting
         Person: 2,721,600*
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
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13.      Percent of Class Represented by Amount in Row:  5.67% as of 11/16/99
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14.      Type of Reporting Person:  BK, EP
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*         Subject to disclaimer



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The filing of this statement on Schedule 13D by the Kaufman and Broad Home
Corporation Grantor Stock Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Wachovia Bank, N.A., as trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 1.  SECURITY AND ISSUER

The class of equity securities to which this Statement relates is the Common Stock, $1.00 par value (the "Common Stock"), of Kaufman and Broad Home Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10990 Wilshire Blvd., Los Angeles, California 90024.

ITEM 2.  IDENTITY AND BACKGROUND

This Statement is being filed by the Trust. The business address of the Trust is c/o Wachovia Bank, N.A., 100 North Main Street, Winston-Salem, North Carolina 27150. The address of the Trustee is 100 North Main Street, Winston-Salem, North Carolina 27150. The Trust is a trust organized under the laws of the State of Delaware. The Trustee is a national banking association organized under the laws of the United States.

During the past five years, neither the Trust nor the Trustee has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 27, 1999, the Issuer and the Trustee, as trustee for the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"), and the Issuer authorized the Trust to


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purchase up to $75,000,000.00 of Common Stock of the Issuer, in exchange for a promissory note in the amount of $75,000,000.00 (the "Note"). The Trustee may draw the entire amount of the Note or may make multiple draws upon the Note as is necessary to purchase the Common Stock. The Note bears interest at the rate of Midterm AFR Rate in effect on the date that any principal is advanced under the Note. The Note is payable in annual installments through the year 2003 with a final balloon payment being due on August 27, 2004 for any outstanding balance. Principal and interest on the Note are expected to be repaid through contributions to the Trust by the Issuer and dividends received on the shares of Common Stock issued to the Trust. The amount of principal due on the Note is directly related to the number of shares of Common Stock purchased by the Trust. To date, the Trust has borrowed $64,686,018.00 pursuant to the Note and purchased 2,721,600 shares of Common Stock of the Issuer. The Trust has purchased the Common Stock in two transactions. In the first transaction, on August 27, 1999, the Trust purchased 381,900 shares of Common Stock from the Company and in the second transaction, on November 16, 1999, the Trust purchased an additional 2,339,700 shares of Common Stock from the Company. The Company had previously purchased the shares of Common Stock described pursuant to its repurchase program that had been previously announced.

ITEM 4.  PURPOSE OF TRANSACTION

The Issuer has advised the Trustee that the Trust was created to satisfy future obligations under existing employee benefit plans, including but not limited to its stock option plans and other stock-based plans, its 401(k) plans, and other employee benefit plans as designated by the Issuer and to foster employee ownership in the Issuer. The Trust was created with an intent to motivate employees and thus to enhance the Issuer's long-term performance, thereby benefiting all stockholders of the Issuer.



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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Trust holds 2,721,600 shares of Common Stock or 5.67% of the Company's outstanding shares of Common Stock, as to which it may be deemed to have shared voting and dispositive power. The shares will be allocated during the course of the year or in following years as provided in the Trust Agreement. The Issuer has advised the Trustee that the Issuer's contributions to the plans, as defined in the Trust Agreement ("Plans"), will be decreased by the value of the shares allocated to the Plans from the Trust.

The Trust Agreement provides that Eligible Participants in the option plans ("Participants") will have full authority to vote all shares of Common Stock held by the Trust. The Trustee will vote shares of Common Stock held by the Trust in accordance with voting directions from the Participants. Each Participant shall have the right to direct the vote with respect to Common Stock held by the Trust as determined by the following formula: multiply the shares of Common Stock held by the Trust by a fraction for each Participant who has given voting instructions. The numerator of such fraction shall equal the total unexercised options granted pursuant to the Stock Option Plans and held by such Participant and the denominator shall equal the total unexercised options granted pursuant to the Stock



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Option Plans held by all Participants who have given voting instructions. The
Trust also provides that if a tender offer is commenced, the Trustee shall divide the Common Stock held by the Trust into two equal blocks to be known as the 401(k) Plan Block and the Stock Option Plans Block. The Trustee shall tender or exchange Common Stock in the 401(k) Plan Block in the same proportions as shares of Common Stock held by the 401(k) Plan are tendered or exchanged. The Trustee shall tender shares of Common Stock in the Stock Options Plan Block in accordance with instructions from the Participants. Each Participant shall have the right to direct the tender or exchange with respect to Common Stock in the Stock Option Plans as determined by the following formula: multiply the shares of Common Stock held by the Trust in the Stock Option Plan Block by a fraction for each Participant who has given instructions. The numerator of such fraction shall equal the total unexercised options granted pursuant to the Stock Option Plans held by such Participant and the denominator of such fraction shall equal the total unexercised options granted pursuant to the Stock Option Plans held by all Participants who have given instructions.

The filing of this Statement on Schedule 13D by the Trust does not constitute, and should not be construed as, an admission that either the Trust or the Trustee beneficially owns any securities covered by this Statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Issuer and the Trustee, as trustee for the Trust, have entered into the Trust Agreement, and the Trustee, as trustee for the Trust, has issued the Note to the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

(a) Trust Agreement, dated as of August 27, 1999 between Kaufman and Broad Home Corporation and Wachovia Bank, N.A. as Trustee with attachment A.

(b) Revolving Promissory Note dated as of August 27, 1999 issued to Kaufman and Broad Home Corporation by Wachovia Bank, N.A. as Trustee.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       11/24/99                    WACHOVIA BANK, N.A., TRUSTEE
       ----------------------
                                         /s/ John N. Smith, III
                                         ------------------------------------
                                         NAME:  JOHN N. SMITH, III
                                         TITLE: SENIOR VICE PRESIDENT